EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Dollars in thousands)

	2003	2002

	(Unaudited)
Earnings:
Net Income	$242,249	$254,160
Add:
Provision for income taxes	120,906	132,777
Fixed charges	487,783	450,592
Less:
Capitalized interest	24,579	30,446

Earnings as adjusted (A)	$826,359	$807,083

Preferred dividend requirements	2,056	12,406
Ratio of income before provision for income taxes to net income	150%	152%

Preferred dividend factor on pretax basis	$3,084	$18,857
Fixed Charges:
Interest expense	456,100	407,078
Capitalized interest	24,579	30,446
Interest factor of rents	7,104	13,068

Fixed charges as adjusted (B)	487,783	450,592

Fixed charges and preferred stock dividends (C)	$490,867	$469,449

Ratio of earnings to fixed charges
(A) divided by (B)	1.69x	1.79x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.68x	1.72x